

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via E-Mail
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

  Re: **Ebix, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 15, 2012
    Form 10-Q for the Quarterly Period Ended March 31, 2012
    Filed May 10, 2012
    File No. 000-15946

Dear Mr. Raina:

  We have reviewed your letter dated May 21, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated May 8, 2012, unless otherwise noted.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Explain what impact, if any, the discovery of the unintentional oversights and other disclosure deficiencies noted in your responses to prior comments 1 through 6 had on your assessment of disclosure controls and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2.   You indicate in response to prior comment 2 that it was an unintentional oversight that quantifiable information regarding the impact on the change in revenue from acquisitions was not included in your discussion of results of operations. In light of the significance of this missing information and that acquisitions are part of your growth strategy, as noted from your discussion on page 4 of your Business section, tell us what consideration you gave to amending your Form 10-K. As part of your response, please address the following:

- If you do not believe an amendment is necessary, provide us with your proposed disclosure in future filings that includes a discussion of the comparative quantitative impact from your business acquisitions on reported and pro forma revenue;

- Address the consideration given to amending the results of operations section of your Form 10-Q for the quarterly period ended March 31, 2012 to include a discussion of the qualitative and quantitative impact on revenue from your business combinations; and

- If you conclude that an amendment to your Form 10-K and/or Form 10-Q is required, address the disclosures you committed to provide in future filings in prior comments 1, 3, 4, and 5 in that amendment, or explain why the changes are not necessary.

Exhibit 32.1 and Exhibit 32.2

3.   As a reminder, and consistent with your response to prior comment 6, please file an amended Form 10-K to include Section 906 certifications from your principal executive officer and principal financial officer for the appropriate period covered by the report.

10-Q for the Quarterly Period Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combinations, page 11

4.   The relevant disclosures outlined in ASC 805-10-50-2 through 50-7 should be provided for each material business combination that occurs during the periods presented. Revise to include these disclosures for the acquisition of ADAM, Inc. that occurred during the reporting period ended March 31, 2011, or explain why an amendment is not necessary, in light of the significance of the acquisition and acquisitions being part of your growth strategy.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Charles M. Harrell, Esq.
        Carlton Fields, P.A.